FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter ended June 30, 2016
2.	Auditors Report dated July 29, 2016
3.	Press Release dated July 29, 2016

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016
				(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,330.25	13,481.93	12,812.56	52,739.43
	a)	Interest/discount on advances/bills		9,837.31	10,040.51	9,375.22	38,943.15
	b)	Income on investments		2,810.87	2,652.35	2,659.12	10,625.35
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		50.05	59.02	31.53	158.24
	d)	Others		632.02	730.05	746.69	3,012.69
2.	Other income			3,429.26	5,108.93	2,989.89	15,323.05
3.	TOTAL INCOME (1)+(2)			16,759.51	18,590.86	15,802.45	68,062.48
4.	Interest expended			8,171.73	8,077.42	7,697.47	31,515.39
5.	Operating expenses (e)+(f)			3,373.05	3,405.94	3,067.18	12,683.56
	e)	Employee cost		1,290.65	1,382.05	1,267.28	5,002.35
	f)	Other operating expenses		2,082.40	2,023.89	1,799.90	7,681.21
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			11,544.78	11,483.36	10,764.65	44,198.95
7.	OPERATING PROFIT (3)–(6)			5,214.73	7,107.50	5,037.80	23,863.53
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			2,514.52	3,326.21	955.39	8,067.81
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			2,700.21	3,781.29	4,082.41	15,795.72
10.	Exceptional items (refer note no. 6)			..	3,600.00	..	3,600.00
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			2,700.21	181.29	4,082.41	12,195.72
12.	Tax expense (g)+(h)			467.86	(520.60)	1,106.25	2,469.43
	g)	Current period tax		489.47	1,678.40	1,278.54	5,788.61
	h)	Deferred tax adjustment		(21.61)	(2,199.00)	(172.29)	(3,319.18)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			2,232.35	701.89	2,976.16	9,726.29
14.	Extraordinary items (net of tax expense)			..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			2,232.35	701.89	2,976.16	9,726.29
16.	Paid-up equity share capital (face value ₹ 2/- each)			1,163.60	1,163.17	1,161.01	1,163.17
17.	Reserves excluding revaluation reserves			87,956.17	85,748.24	82,190.94	85,748.24
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.15	0.14	0.07	0.14
	ii)	Capital adequacy ratio (Basel III)		16.22%	16.64%	16.37%	16.64%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	3.84	1.21	5.13	16.75
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	3.83	1.20	5.09	16.65
19.	NPA Ratio[1]
	i)	Gross non-performing advances (net of write-off)		27,193.58	26,221.25	15,137.61	26,221.25
	ii)	Net non-performing advances		15,040.70	12,963.08	6,333.31	12,963.08
	iii)	% of gross non-performing advances (net of write-off) to gross advances		5.87%	5.82%	3.68%	5.82%
	iv)	% of net non-performing advances to net advances		3.35%	2.98%	1.58%	2.98%
20.	Return on assets (annualised)			1.27%	0.41%	1.91%	1.49%

1.	At June 30, 2016, the percentage of gross non-performing customer assets to gross customer assets was 5.28% and net non-performing customer assets to net customer assets was 3.01%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(₹ in crore)

Particulars	At
	June 30,2016	March 31, 2016	June 30, 2015
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,163.60	1,163.17	1,161.01
Employees stock options outstanding	6.65	6.70	6.96
Reserves and surplus	90,779.48	88,565.72	82,190.94
Deposits	424,086.18	421,425.71	367,876.98
Borrowings (includes preference shares and subordinated debt)	174,095.03	174,807.38	163,119.53
Other liabilities and provisions	37,091.53	34,726.42	26,970.75
Total Capital and Liabilities	727,222.47	720,695.10	641,326.17

Assets
Cash and balances with Reserve Bank of India	25,646.90	27,106.09	20,234.18
Balances with banks and money at call and short notice	13,083.88	32,762.65	10,158.97
Investments	168,322.25	160,411.80	148,078.17
Advances	449,426.53	435,263.94	399,737.61
Fixed assets	7,609.11	7,576.92	4,728.90
Other assets	63,133.80	57,573.70	58,388.34
Total Assets	727,222.47	720,695.10	641,326.17

CONSOLIDATED FINANCIAL RESULTS

(₹ in crore)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	24,483.75	28,216.78	22,456.32	101,395.85
2.	Net profit	2,515.85	406.71	3,232.37	10,179.96
3.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	4.33	0.70	5.57	17.53
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in ₹)	4.31	0.69	5.52	17.41
4.	Total assets	939,608.59	918,756.20	824,050.59	918,756.20

2

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED

(₹ in crore)

Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2016	March 31, 2016	June 30, 2015	March 31, 2016
		(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	10,695.41	10,123.72	9,000.61	39,187.80
b	Wholesale Banking (before exceptional items)	7,742.19	8,445.42	8,299.21	32,892.35
c	Treasury	12,271.81	13,763.70	11,336.65	48,749.62
d	Other Banking	392.50	460.30	462.45	1,817.85
	Total segment revenue	31,101.91	32,793.14	29,098.92	122,647.62
	Less: Inter segment revenue	14,342.40	14,202.28	13,296.47	54,585.14
	Income from operations	16,759.51	18,590.86	15,802.45	68,062.48
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,252.53	1,020.30	734.87	3,897.74
b.i	Wholesale Banking (before exceptional items)	(530.14)	(734.90)	1,505.87	2,354.57
b.ii	Less: Exceptional items (refer note no. 6)	..	3,600.00	..	3,600.00
b.iii	Wholesale Banking (after exceptional items)	(530.14)	(4,334.90)	1,505.87	(1,245.43)
c	Treasury	1,906.79	3,386.00	1,732.17	9,097.41
d	Other Banking	71.03	109.89	109.50	446.00
	Total segment results	2,700.21	181.29	4,082.41	12,195.72
	Unallocated expenses	..	..	..	..
	Profit before tax	2,700.21	181.29	4,082.41	12,195.72
3.	Segment assets
a	Retail Banking	182,317.88	172,480.55	134,614.14	172,480.55
b	Wholesale Banking	270,392.19	266,365.91	266,849.55	266,365.91
c	Treasury	249,995.41	258,052.97	222,323.21	258,052.97
d	Other Banking	17,488.18	16,005.62	12,957.35	16,005.62
e	Unallocated	7,028.81	7,790.05	4,581.92	7,790.05
	Total segment assets	727,222.47	720,695.10	641,326.17	720,695.10
4.	Segment liabilities
a	Retail Banking	317,906.91	313,393.27	273,092.52	313,393.27
b	Wholesale Banking	119,888.10	119,785.32	101,652.17	119,785.32
c	Treasury	185,953.47	186,680.55	172,395.14	186,680.55
d	Other Banking	11,524.26	11,100.38	10,827.43	11,100.38
e	Unallocated	..	..	..	..
	Total segment liabilities	635,272.74	630,959.52	557,967.26	630,959.52
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(135,589.03)	(140,912.72)	(138,478.38)	(140,912.72)
b	Wholesale Banking	150,504.09	146,580.59	165,197.38	146,580.59
c	Treasury	64,041.94	71,372.42	49,928.07	71,372.42
d	Other Banking	5,963.92	4,905.24	2,129.92	4,905.24
e	Unallocated	7,028.81	7,790.05	4,581.92	7,790.05
	Total capital employed	91,949.73	89,735.58	83,358.91	89,735.58

Notes on segmental results:
1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.
2.	"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework". This segment also includes income from credit cards, debit card, third party product distribution and the associated costs.
3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

3

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on July 29, 2016.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at March 31, 2016 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.
4.	Other income includes net foreign exchange gain relating to overseas operations for the three months ended June 30, 2016 of ₹ 206.06 crore, for the three months ended March 31, 2016 of ₹ 261.59 crore, for the three months ended June 30, 2015 of ₹ 346.90 crore and for the year ended March 31, 2016 of ₹ 941.19 crore.
5.	During the year ended March 31, 2016, the Bank sold a part of its shareholding in its insurance subsidiaries for a total consideration of ₹ 3,550.25 crore. The unconsolidated financial results and consolidated financial results include a gain (before tax) of ₹ 617.27 crore and ₹ 535.21 crore respectively for the three months ended March 31, 2016 and ₹ 1,859.83 crore and ₹ 1,614.88 crore respectively for the year ended March 31, 2016 on sale of shares of ICICI Prudential Life Insurance Company Limited and include a gain (before tax) of ₹ 1,508.54 crore and ₹ 1,234.85 crore respectively for the three months and the year ended March 31, 2016 on sale of shares of ICICI Lombard General Insurance Company Limited.
6.	During the year ended March 31, 2016, the weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. In view of the above, the Bank had on a prudent basis made a collective contingency and related reserve during the three months ended March 31, 2016, amounting to ₹ 3,600.00 crore towards exposures to these sectors. This was over and above provisions made for non-performing and restructured loans as per RBI guidelines. During the three months ended June 30, 2016, the Bank utilised an amount of ₹ 865.44 crore from collective contingency and related reserve.
7.	In accordance with RBI circular on 'Prudential norms on income recognition, asset classification and provisioning pertaining to advances – spread over of shortfall on sale of non-performing assets (NPAs) to securitisation company (SC)/reconstruction company (RC) dated June 13, 2016, banks are permitted to spread over any shortfall on sale of NPAs to SC/RC during the year ending March 31, 2017 over a period of four quarters. The Bank has during the three months ended June 30, 2016 sold NPAs to Asset Reconstruction Companies (ARCs) and the gross shortfall amounting to ₹ 526.56 crore on such sales is amortised over four quarters. Accordingly, during the three months ended June 30, 2016, the Bank has recognised a loss of ₹ 131.64 crore. Further, the Bank has made a gain of ₹ 152.59 crore on sale of NPAs to ARCs which is set aside towards the security receipts received on such sale.
8.	During the three months ended June 30, 2016, pursuant to the press release dated July 6, 2016 issued by the Ministry of Finance, the Bank has reversed the tax provision and corresponding deferred tax amounting to ₹ 462.41 crore created for the year ended March 31, 2016 on account of Income Computation and Disclosure Standards (ICDS). ICDS is applicable from the year ending March 31, 2017, therefore the tax provision and deferred tax for the three months ended June 30, 2016 have been computed after considering its impact.
9.	During the three months ended June 30, 2016, the Bank has allotted 2,153,550 equity shares of ₹ 2 each pursuant to exercise of employee stock options.
10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.
12.	The amounts for the three months ended March 31, 2016 are balancing amounts between the amounts as per audited accounts for the year ended March 31, 2016 and the nine months ended December 31, 2015.
13.	₹ 1 crore = ₹ 10.0 million.

For and on behalf of the Board of Directors

N. S. Kannan
Place:	Mumbai	Executive Director
Date:	July 29, 2016	DIN-00066009

4

 Item 2

B S R & Co. LLP

Chartered Accountants
	5th Floor, Lodha Excelus,	Telephone	+91 (22) 4345 5300
	Apollo Mills Compound	Fax	+91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India – (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying standalone quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 30 June 2016, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (“SEBI”) - (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosures relating to ‘consolidated Pillar 3 disclosure at 30 June 2016, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and have not been audited by us.

2.	These standalone quarterly financial results have been prepared on the basis of the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone quarterly financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (”AS”) 25, Interim Financial Reporting, specified under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949 circulars and guidelines issued by the Reserve Bank of India from time to time and other accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results:

i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 June 2016.

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to Regulation 33 of the Securities and Exchange Board of India – (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Other matter

5.	For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,453,068 million as at 30 June 2016, total revenues of Rs. 16,111 million for the quarter ended 30 June 2016 and net cash outflows amounting to Rs. 60,837 million for the quarter ended 30 June 2016. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
29 July 2016	Membership No: 113156

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 29, 2016

Performance Review: Quarter ended June 30, 2016

•	22% year-on-year growth in retail portfolio; domestic advances grew by 17% year-on-year at June 30, 2016

•	18% year-on-year growth in current and savings account (CASA) deposits; CASA ratio at 45.1% at June 30, 2016

•	Standalone profit after tax of ₹ 2,232 crore (US$ 331 million) for quarter ended June 30, 2016 (Q1-2017)

•	Consolidated profit after tax of ₹ 2,516 crore (US$ 373 million) for Q1-2017

•	Capital adequacy ratios significantly higher than regulatory requirements; total capital adequacy of 16.45% and Tier-1 capital adequacy of 13.02% on standalone basis at June 30, 2016, including profits for Q1-2017

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2016.

Profit & loss account

•	Net interest income was ₹ 5,159 crore (US$ 764 million) in the quarter ended June 30, 2016 (Q1-2017) compared to ₹ 5,115 crore (US$ 757 million) in the quarter ended June 30, 2015 (Q1-2016)

•	Non-interest income increased by 15% to Rs. 3,429 crore (US$ 508 million) in Q1-2017 from ₹ 2,990 crore (US$ 443 million) in Q1-2016.

•	The cost-to-income ratio was 39.3% in Q1-2017 compared to 37.8% in Q1-2016.

•	Provisions were at ₹ 2,515 crore (US$ 372 million) in Q1-2017 compared to ₹ 3,326 crore (US$ 493 million) (excluding collective contingency and related reserve) in the quarter ended March 31, 2016 (Q4-2016) and ₹ 956 crore (US$ 142 million) in Q1-2016.

•	Standalone profit after tax was ₹ 2,232 crore (US$ 331 million) for Q1-2017 compared to ₹ 702 crore (US$ 104 million) for Q4-2016 and ₹ 2,976 crore (US$ 441 million) for Q1-2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Consolidated profit after tax was ₹ 2,516 crore (US$ 373 million) for Q1-2017 compared to ₹ 407 crore (US$ 60 million) for Q4-2016 and ₹ 3,232 crore (US$ 479 million) for Q1-2016.

Operating review

Credit growth

The year-on-year growth in domestic advances was 17%. The Bank has continued to achieve strong growth in its retail business, resulting in a year-on-year growth of 22% in the retail portfolio. The retail portfolio constituted about 46% of the loan portfolio of the Bank at June 30, 2016, compared to 43% at June 30, 2015. Total advances increased by 12% year-on-year to ₹ 449,427 crore (US$ 66.6 billion) at June 30, 2016 from ₹ 399,738 crore (US$ 59.2 billion) at June 30, 2015.

Deposit growth

The Bank continued to achieve robust growth in current and savings account (CASA) deposits. The Bank’s total CASA deposits increased by 18% year-on-year to ₹ 191,348 crore (US$ 28.3 billion) at June 30, 2016. During Q1-2017, savings account deposits increased by ₹ 3,985 crore (US$ 590 million). The Bank’s CASA ratio was 45.1% at June 30, 2016 compared to 45.8% at March 31, 2016 and 44.1% at June 30, 2015. The average CASA ratio was at 41.7% in Q1-2017 compared to 40.5% in Q4-2016 and 41.1% in Q1-2016. Total deposits increased by 15% year-on-year to ₹ 424,086 crore (US$ 62.8 billion) at June 30, 2016. The Bank had a network of 4,451 branches and 14,073 ATMs at June 30, 2016.

Capital adequacy

The Bank’s capital adequacy at June 30, 2016 as per Reserve Bank of India’s guidelines on Basel III norms was 16.22% and Tier-1 capital adequacy was 12.78%, significantly higher than the regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for June 30, 2016 do not include the profits for Q1-2017. Including the profits for Q1-2017, the capital adequacy ratio for the Bank as per Basel III norms would have been 16.45% and the Tier I ratio would have been 13.02%.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Asset quality

Net non-performing assets at June 30, 2016 were ₹ 15,308 crore (US$ 2.3 billion) compared to ₹ 13,297 crore (US$ 2.0 billion) at March 31, 2016. The Bank’s net non-performing asset ratio was 3.01% at June 30, 2016 compared to 2.67% at March 31, 2016. The Bank’s provisioning coverage ratio, including cumulative prudential/ technical write-offs, was 57.1% at June 30, 2016. Net loans to companies whose facilities have been restructured were ₹ 7,241 crore (US$ 1.1 billion) at June 30, 2016 compared to ₹ 8,573 crore (US$ 1.3 billion) at March 31, 2016.

Technology initiatives

The Bank continued to strengthen its digital channels during the quarter. During Q1-2017, the Bank expanded the features available on its mobile banking application, ‘iMobile’, to include instant tax payment, issuance of personalised ‘Expressions’ debit cards, safeguarding cheques with ‘Positive Pay’ and purchase of insurance and mutual funds. iMobile received the highest overall score in the 2016 India Mobile Banking Functionality Benchmark Study conducted by Forrester.

The Bank also introduced India’s first contactless credit card for SMEs and their employees.

The Bank’s transaction volumes through digital channels continue to grow, with the internet and mobile channels accounting for about 65% of transactions in Q1-2017.

Consolidated results

Consolidated profit after tax was ₹ 2,516 crore (US$ 373 million) in Q1-2017 compared to ₹ 407 crore (US$ 60 million) in Q4-2016 and ₹ 3,232 crore (US$ 479 million) in Q1-2016.

Consolidated assets grew by 14% from ₹ 824,051 crore (US$ 122.0 billion) at June 30, 2015 to ₹ 939,609 crore (US$ 139.1 billion) at June 30, 2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) has filed a draft red herring prospectus with the Securities and Exchange Board of India for a public offer of up to 181,341,058 equity shares of ICICI Life, representing approximately 12.65% of its equity share capital, for cash, through an offer for sale by the Bank. The offer includes a proposed reservation of up to 18,134,105 equity shares (10.0% of the offer) for individual and Hindu Undivided Family (“HUF”) shareholders of the Bank.

ICICI Life’s retail weighted received premium increased by 11% from ₹ 843 crore (US$ 125 million) in Q1-2016 to ₹ 936 crore (US$ 139 million) in Q1-2017. ICICI Life’s profit after tax was ₹ 405 crore (US$ 60 million) for Q1-2017 compared to ₹ 397 crore (US$ 59 million) for Q1-2016.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross written premium of ICICI General increased by 39.3% from ₹ 2,122 crore (US$ 314 million) in Q1-2016 to ₹ 2,955 crore (US$ 438 million) in Q1-2017. The profit after tax of ICICI General was ₹ 131 crore (US$ 19 million) in Q1-2017 compared to ₹ 116 crore (US$ 17 million) in Q1-2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

₹ crore

	Q1-2016	Q4-2016	Q1-2017	FY2016
Net interest income	5,115	5,405	5,159	21,224
Non-interest income	2,990	5,109	3,429	15,322
- Fee income	2,110	2,212	2,156	8,820
- Dividend and other income[1]	673	707	505	2,442
- Treasury income	207	2,190[2]	768	4,060[2]
Less:
Operating expense	3,067	3,406	3,373	12,683
Operating profit	5,038	7,108	5,215	23,863
Less: Provisions and collective contingency and related reserve	956	6,926[3]	2,515	11,667[3]
Profit before tax	4,082	182	2,700	12,196
Less: Tax	1,106	(520)	468	2,470
Profit after tax	2,976	702	2,232	9,726

1.	Includes net foreign exchange gains relating to overseas operations of ₹ 347 crore in Q1-2016, ₹ 261 crore in Q4-2016, ₹ 206 crore in Q1-2017 and ₹ 941 crore in FY2016

2.	Includes profit of ₹ 2,131 crore and ₹ 3,374 crore on sale of shareholding in ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company in Q4-2016 and FY2016 respectively

3.	Includes collective contingency and related reserve of ₹ 3,600 crore.

4.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	June 30, 2015	June 30, 2016	March 31, 2016
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,161	1,164	1,163
Employee stock options outstanding	7	7	7
Reserves and surplus	82,191	90,779	88,566
Deposits	367,877	424,086	421,426
Borrowings (includes subordinated debt)[1]	163,120	174,095	174,807
Other liabilities	26,970	37,092	34,726
Total Capital and Liabilities	641,326	727,223	720,695

Assets
Cash and balances with Reserve Bank of India	20,234	25,647	27,106
Balances with banks and money at call and short notice	10,159	13,084	32,763
Investments	148,078	168,322	160,412
Advances	399,738	449,427	435,264
Fixed assets	4,729	7,609	7,577
Other assets	58,388	63,134	57,573
Total Assets	641,326	727,223	720,695

1.	Borrowings include preference share capital of ₹ 350 crore.

2.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, future levels of impaired loans, the adequacy of our allowance for credit and investment losses, investment income including the ability to successfully monetise our investment in subsidiaries, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, our growth and expansion in domestic and overseas markets, technological changes, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 67.53

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 29, 2016	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary